The Royce Funds

745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268

March 4, 2011

Securities and Exchange Commission
Attn: Ms. Valerie Lithotomos
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	AW submission
The Royce Fund, CIK 0000709364
ACCESSION NUMBER: 0000949377-11-000128
Form Type 485APOS

Dear Ms. Lithotomos:

       We are writing to request the withdrawal of a Post-Effective Amendment (ACCESSION NUMBER: 0000949377-11-000128) which was filed today, March 4, 2011, in which both a New Series and New Class ID were requested instead of a New Class ID for an Existing Series. This resulted in the creation of a new Series ID S000032649 with the name of the Existing Series ID S000013879 and a new Class ID C000100703.

        We have filed a subsequent Post-Effective Amendment on March 4, 2011 (ACCESSION NUMBER: 0000949377-11-000131) in which we obtained a New Class ID for an Existing Series. Therefore, we respectfully request the withdrawal of the first filing (ACCESSION NUMBER: 0000949377-11-000128) which generated the wrong Series/ Class Identifiers.

        Please contact me at (212) 508-4585 if you have any questions or comments.

Very truly yours,

/s/ Dani Eng

Dani Eng Assistant Secretary